Exhibit 1.02(a)(1)

SEPARATION AGREEMENT AND GENERAL RELEASE

     Made and entered into this 26th day of January, 2005, by and between John H. Weber (the “Executive”) and EaglePicher Incorporated (the “Company”).

     WHEREAS, the Executive and the Company are parties to an Amended and Restated Employment Agreement dated April 9, 2003 (the “Employment Agreement”); and

     WHEREAS, the Executive has elected to resign his employment and the Company has agreed to accept his resignation; and

     WHEREAS, the Company and the Executive have agreed to the terms of an amicable separation of Executive’s employment;

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants set forth herein, the Executive and the Company agree as follows:

1.	Effect of WHEREAS Clauses: The “WHEREAS” clauses set forth above are expressly incorporated in and form part of the terms of this Agreement.

2.	Resignation by Executive: Executive agrees to resign his employment and his position as President and Chief Executive Officer and a Director of the Board of Directors of the Company and all entities which control, are controlled by or under common control with the Company (“Affiliates”) or any other entity for which he is serving as an officer, director or similar position as part of his job duties with Company, on January 26, 2005 (the “Separation Date”), to become effective seven (7) days after the Execution of this Agreement. As of the Separation Date, the Executive shall no longer be an employee, officer, or director of the Company or any of its Affiliates, and all rights and obligations set forth in his Employment Agreement shall terminate.

3.	Payment by the Company: The Company shall pay or provide the following amounts and benefits to the Executive:

A.	Separation Pay: Upon the expiration of seven (7) days after the execution of this Agreement (the “Effective Date”), the Company shall pay the Executive Five Hundred Fifty Thousand Dollars ($550,000.00), less all required taxes and withholdings, as severance (the “Severance Payment”) and Thirty Thousand Dollars ($30,000.00) as reimbursement for attorneys fees incurred in resolving the issues between Executive and the Company (the “Attorneys’ Fees Payment”). Both payments shall be made no later than ten (10) days after Executive executes this Agreement.

B.	Medical Benefits: Subject to any applicable deductibles or co-payments or contributions, the Company shall provide Executive with medical benefits under the Company’s Group Medical Plan, or the plan then in effect for similarly situated Executives, as amended from time to time, until the earlier of: (i) August 1, 2006; or (ii) the date on which the Executive obtains employment with a new employer

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that offers medical coverage for the Executive, which does not exclude coverage for any pre-existing conditions (regardless of any deductible or co-payments or Executive contribution requirements for such medical coverage), and becomes eligible for such coverage (“New Coverage”). The Executive shall give the Company written notice of New Coverage and its effective date upon accepting employment with a new employer. The Executive acknowledges that the Executive’s COBRA period shall begin on the Separation Date and that the foregoing healthcare benefit coverage under the Company’s Group Medical Plan constitutes Company-paid COBRA.

C.	Extended Medical Coverage: In the event Executive has not obtained any employment, including self-employment, by August 1, 2006, Executive shall be entitled to convert the then-current Company medical coverage to individual medical coverage, as provided by law. The Company will reimburse Executive for the cost of said coverage at its then-current COBRA rate until Executive obtains employment of any type, whether or not medical benefits are provided, but no later than January 31, 2008.

D.	Automobile: Executive shall continue to have the use of the Company-paid automobile that the Company has provided him pursuant to the Employment Agreement for eighteen (18) months from the Separation Date or until the date on which the Executive obtains employment with a new employer that offers Executive the use of a substantially similar an automobile. Executive shall be responsible for the cost of insurance and maintenance. Executive shall return the automobile in the condition it was in on the Effective Date, subject to normal wear and tear.

E.	S3I: Executive shall tender all of his stock in S3I on or before the Effective Date, and the Company will purchase same for Forty Thousand Dollars ($40,000.00). Payment will be made by the Company no later than ten (10) days after the Effective Date.

F.	Company Stock: Executive shall tender all of his Company stock on or before the Effective Date and the Company will purchase same for Thirty Thousand Dollars ($30,000.00). Payment will be made by the Company no later than ten (10) days after the Effective Date.

G.	Outplacement Services: The Company shall pay for Executive to participate in an outplacement service through DBM. The service shall be of a kind that DBM ordinarily provides and/or recommends to Chief Executive Officer-level clients, but at a cost to the Company of no more than Nine Thousand Dollars ($9,000.00).

H.	Vacation: The Company shall pay Executive Fifty Thousand Dollars ($50,000.00), less all required taxes and withholdings, in full payment for all earned but unused vacation. Said payment shall be paid no later than ten (10) days after Executive executes this Agreement.

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I.	Taxes: All payments and other benefits under this Agreement shall be subject to all withholding and employment taxes consistent with the character of the payments in accordance with the law.

4.	Confidential and Proprietary Information; Preservation of Trade Secrets:

A.	Definition: As used herein, “Confidential and Proprietary Information” means any and all information, regardless of when received, concerning the Company and/or its affiliates, including but not limited to, the whole or any portion or phase of any development, engineering and manufacturing activity, scientific or technical information, design, process, procedure, formula, pattern, specification, drawing, compilation, program, device, method, technique, improvement, manufacturing standard, computer programs and data stored on computers, disks, or other media, files, general business information, plans, consultants’ reports, financial information, or listing of names, addresses, or telephone numbers, customer lists and other customer-related information, sales and marketing strategies, business relationships with Company clients and customers, and other information, and all forms of communications, whether or not marked or designated as “Confidential,” “Proprietary,” or the like, in any form, including but not limited to verbal, written, optical, electronic, physical demonstrations, in-person and/or telephone conversations, e-mail and other means of information transfer such as facility tours, regardless of whether such information is protected by applicable trade secret or similar laws. The term “Confidential and Proprietary Information” shall not include information which: (a) is or becomes generally available to the public other than as a result of the disclosure by Executive; or (b) becomes available to Executive from a source other than the Company or any of its directors, officers, executives, agents, affiliates, representatives, or advisors, provided that to best of the Executive’s knowledge after inquiry, such source is not bound by a confidentiality agreement with, or other legal or fiduciary or other obligation of secrecy or confidentiality to the Company with respect to such information.

B.	Preservation of Confidential and Proprietary Information: Executive acknowledges and agrees that any Confidential and Proprietary Information is the sole and exclusive property of the Company. Executive shall preserve the secrecy and confidentiality of any Confidential and Proprietary Information that Executive acquired in the course and within the scope of Executive’s employment with the Company.

C.	Misappropriation or Improper Disclosure: Executive shall not use, utilize, copy, misappropriate, improperly disclose, duplicate, or furnish to any person or entity not privileged to have it and without the Company’s prior written consent, any Confidential and Proprietary Information, either for Executive’s own benefit or for the benefit of any other individual or entity.

D.	Disclosure Pursuant to Legal Process: If the Executive shall be required by subpoena or similar government order or other legal process (“Legal Process”) to disclose any Confidential and Proprietary Information, then the Executive shall

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provide the Company with prompt written notice of such requirement and, upon request, cooperate with the Company in efforts to resist disclosure or to obtain a protective order or similar remedy. Subject to the foregoing, if any Confidential and Proprietary Information is required by Legal Process to be disclosed, then the Executive may disclose such Confidential Information, but shall not disclose any Confidential and Proprietary Information for a reasonable period of time, unless compelled under imminent threat of penalty, sanction, contempt citation or other violation of law, in order to allow the Company time to resist disclosure or to obtain a protective order or similar remedy. If the Executive discloses any Confidential and Proprietary Information, then the Executive shall disclose only that portion of the Confidential and Proprietary Information which is required by such Legal Process to be disclosed.

E.	Reporting of Misappropriations: Before the signing of this Agreement, the Executive shall report to the Company any and all known or suspected misappropriations, or improper uses or disclosures of Confidential and Proprietary Information by any individual or entity.

F.	Return of Confidential and Proprietary Information: Executive shall not remove from the Company any original or any copy of any document, record, disk, tape, paper, drawing, photograph or file, which contains or refers to any Confidential and Proprietary Information, or any other property belonging to the Company. In accordance with Section 5 below, Executive represents and warrants to the Company that as of the Effective Date, Executive does not directly possess or indirectly possess, via an Executive’s family member or otherwise, any Confidential and Proprietary Information in tangible form (including electronic computer files). Executive represents and warrants to the Company that as of the Effective Date, Executive did not destroy or delete Company data, except in the ordinary course of business and in accordance with the Company document retention policy. Executive shall be entitled to a copy of his contact lists, telephone lists, and his Outlook contacts file.

G.	Developments and Inventions: Executive agrees that all ideas, inventions, discoveries, improvements, designs, methods, processes, and all other work product (collectively hereinafter referred to as “Work Product”) which Executive conceived or developed during the course and within the scope of Executive’s employment with the Company, shall be and remain the sole and exclusive property of the Company, whether or not patent applications or copyrights are filed thereon. Executive hereby assigns to the Company all rights, title, and interest in and to any and all such Work Product. On or before the Effective Date, Executive shall promptly disclose all such Work Product to the Company. Executive shall assist the Company at the Company’s expense, to the extent reasonably necessary, in protecting, securing and perfecting the Company’s ownership interest in any Work Product. Executive acknowledges and agrees that: (i) the financial compensation paid to Executive under this Agreement is full consideration for any Work Product, (ii) the Work Product shall not be subject to any further royalty or payment obligation by the Company, and (iii) all Work Product was work made for hire.

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H.	Survival: The provisions contained in this Section 4 shall survive this Agreement.

5.	Return of Company Property: Except as set forth in Section 3C, on or before the Effective Date, the Executive shall return to the Company all property of the Company, including, but not limited to: a) property that contains or refers to Confidential and Proprietary Information property, and all such copies that are in Executive’s direct or indirect possession as of the Separation Date; b) other equipment provided to the Executive by the Company, excluding Executive’s laptop computer (provided all company data and software has been returned) and cell phone (provided Executive inactivates the cell phone number) both of which Executive may retain for his personal use; and c) any other property owned by the Company, including but not limited to computer passwords and other Information Technology data.

6.	Non-Disparagement:

A.	Executive represents that he has not and agrees that he will not in any way disparage the Company, or any Affiliate thereof, its or its Affiliates’ products, services and business practices, or its or its Affiliates’ current or former owners, directors, officers, executives, or agents, nor assist any other person, firm, or company in doing so, or make or solicit any comments, statements, or the like to the media or to others that may be considered derogatory or detrimental to the good name or business reputation of any of the aforementioned individuals or entities. Nothing in this paragraph shall be construed to limit in any way Executive’s right and duty to make good faith disclosures as may be required by law and any governmental agency or other governmental institution.

B.	Responses to Reference Requests:

1.	Executive agrees to refer all requests for references to Company’s Senior Vice President, Human Resources. All such inquiries shall be answered by the Chairman of the Board in the format attached hereto as Exhibit A.

2.	In the event that any inquiries are made directly to the Chairman of the Board beyond the letter of reference, he shall respond that the letter contains as much detail as he is able to provide because of the Company’s policy against references.

3.	All other inquiries to the owners or the CFO of the Company about Executive, whether formal or informal, will be directed to the Senior Vice President of Human Resources who will respond, as set forth herein above. The person making the inquiry will be told that it is the strict policy of the Company not to provide oral or written references. Neither the owners nor the CFO shall make any “off the record” comments concerning Executive.

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7.	Release:

A.	The Executive, for himself and Executive’s personal representatives, forever releases, discharges, holds harmless, and covenants not to sue or bring any claim against the Company or its Affiliates or any current or former officers, directors, shareholders, owners, other executives, employees or agents of the Company or any of its Affiliates in their capacity as such (collectively, the “Released Parties” each of whom is individually intended to be a third party beneficiary under this Agreement), from any and all actions, causes of action, suits, debts, accounts, bonds, bills, covenants, contracts, agreements, promises, damages, judgments, executions, claims, demands, obligations and liabilities of any kind or nature whatsoever, in law or equity, whether known or unknown, liquidated or unliquidated, including claims for attorneys fees or costs, which the Executive or Executive’s heirs or personal representatives ever had, now have or hereafter may have against any of the Released Parties, for, upon, or by reason of any act, omission, occurrence, cause or thing whatsoever occurring prior to or on the Effective Date.

B.	Specifically, but without limitation, the Executive releases the Released Parties from, and agrees that he will not bring any action or other claim (except for the benefits specifically set forth in this Agreement) based on his employment or separation from employment with the Company against, any of the Released Parties based on any statute, regulation, rule, or governing employment practices, including, but not limited to, the Age Discrimination in Employment Act, The Older Workers’ Benefit Protection Act of 1990, The Fair Labor Standards Act, Title VII and all other provisions of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Equal Pay Act, the Employee Retirement Income Security Act of 1974 (except for any vested retirement benefit), the Family and Medical Leave Act, the Fair Credit Reporting Act, the Occupational Safety and Health Act, the Sarbanes-Oxley Act of 2002, the National Labor Relations Act, as amended, the Labor Management Relations Act, the Arizona Civil Rights Act, the Arizona Employment Relationship and Constructive Discharge Law, the Arizona Equal Pay Law, the Arizona wage payment laws, as set forth in the Arizona Revised Statutes, or under any other federal, state or local employment, civil rights or human rights law, rule or regulation, in each case as amended.

C.	Further, without limitation, the Executive agrees that he will not bring any action or other claim against any Released Party based on any theory of wrongful termination, intentional or negligent infliction of mental or emotional distress, or other tort, breach of express or implied contract, promissory estoppel, or any other statutory, regulatory or common law action or claim. Further, also without limitation and except as provided in this Agreement, the Executive expressly waives any rights under his Employment Agreement, any Company severance plan, Annual Incentive Bonus Program, Preferred Stock Refinancing bonus of any type, Long-Term Bonus Program, Incentive Stock Plan, or any other Company benefit plan or program, or for vacation pay, except as otherwise set forth in this Agreement. Any rights that the Executive is entitled to by reason of Executive’s employment with

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the Company or the termination of such employment that are not specifically enumerated in this Agreement are hereby released, terminated, and canceled as of the Effective Date.

D.	Notwithstanding the foregoing, the Executive shall retain the following rights:

1.	Rights to indemnification as an officer or director pursuant to the Articles of Incorporation or Code of Regulations of the Company for lawful actions in the proper scope and course of employment;

2.	Protections of any insurance policies for the benefit of its directors and officers, which are in effect on the Effective Date, pursuant to the terms of said policies.

E.	The Company represents and warrants that, as of the Separation Date, it is not aware of any claims it might have against Executive, including without limitation, any facts or other knowledge that would give rise to such claims.

F.	Covenant Not to Sue for Simple Negligence by Executive: The Company, for itself, its Affiliates, and its current and former officers, directors, shareholders, owners, other executives, employees or agents holds harmless and covenants not to sue or bring any claim against Executive from any and all actions, causes of action, suits, debts, accounts, bonds, bills, covenants, contracts, agreements, promises, damages, judgments, executions, claims, demands, obligations and liabilities of any kind of nature whatsoever, in law or equity, whether known or unknown, liquidated or unliquidated, including claims for attorneys fees or costs, which the Company has ever had, now has, or hereafter may have against Executive for, upon, or by reason of any act, omission, occurrences, cause or thing whatsoever occurring prior to or on the Separation Date, but only to the extent that such claim(s) is premised upon acts of simple negligence on the part of Executive.

8.	Cooperation:

A.	The Executive agrees to reasonably cooperate with the Company in its internal investigations, subject to his legal and ethical obligations and provided that no conflict exists, or lawsuits relating to the Company’s business, other than if an investigation or lawsuit were initiated by the Company, a purpose of which is to investigate Executive’s legal responsibility for some act or omission, whether existing as of the Separation Date or which may arise thereafter, until said investigations or lawsuits are completed. The Company will pay the Executive reasonable out-of-pocket expenses incurred by the Executive in connection with his cooperation. This paragraph shall not obligate Executive to agree to a joint defense agreement with the Company.

B.	For a one (1) year period following the Effective Date, the Executive shall make himself reasonably available to consult, as required by the Company, on matters relating to the business of the Company. The Company will compensate the

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Executive Two Thousand Dollars ($2,000.00) per day, or some reasonable fraction thereof for partial days, for his consulting services, plus reasonable out-of-pocket expenses.

C.	The Company, subject to its legal and ethical obligations and provided that no conflict exists, agrees to reasonably cooperate with Executive in any investigations or lawsuits arising out of or in any way related to Executive’s employment by the Company, other than if an investigation or lawsuit were initiated by the Company, whether existing as of the Separation Date or which may arise thereafter, until said investigations or lawsuits are completed. This paragraph shall not obligate the Company to agree to a joint defense agreement with Executive.

9.	No Admission of Liability: Neither this Agreement, nor anything contained herein, shall be construed as an admission by the Company that it has in any respect violated or abridged any federal, state, or local law or any right or obligation that it may owe or may have owed to Executive. Neither this Agreement, nor anything contained herein, shall be construed as an admission by Executive that he has in any respect violated or abridged any federal, state, or local law or any right or obligation that he may owe or may have owed to the Company. This Agreement and/or its term shall not be admissible in any proceeding other than in a proceeding for breach of the terms contained herein.

10.	Disclosure:

A.	Executive represents that he is unaware of any action or other activity taken by the Released Parties, either individually or collectively, that in his reasonable opinion would constitute a violation of any federal, state, or local law, regulation, or public policy or the Company’s Code of Business Conduct. Executive further represents that as an officer or director of the Company, had he been aware of any such action or other activity taken by the Released Parties, either individually or collectively, it would have been his obligation to disclose same to the General Counsel of the Company, an appropriate member of the Board of Directors, or an appropriate member of the Board of Directors, or an appropriate member of the Audit Committee, and that he has not done so.

B.	The Company represents that it is unaware of any action or other activity taken by Executive that in its reasonable opinion would constitute a violation of any federal, state, or local law, regulation, or public policy or the Company’s Code of Business Conduct.

11.	Set-off Rights of the Company: Executive represents that there are no actions or claims pending with any local, state, or federal agency or court, nor any charges, lawsuits, grievances, arbitrations or requests for investigation seeking damages on his own behalf against the Company or any other Released Party. Executive understands that if he were to bring an action or other claim against the Company or any other Released Party in violation of Section 7 above, or otherwise materially breach this Agreement, then the Company shall have the right to set-off any and all damages to which any Released Party may be entitled against payments or other benefits due to the Executive under this

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Agreement. In the event that the Company determines that the Executive may have materially breached this Agreement, the Company shall be entitled to withhold any or all payments and benefits to the Executive set forth above until such time as the Executive’s breach of this Agreement and any damages relating thereto has been finally adjudicated to judgment no longer subject to appeal. Prior to withholding payments or benefits, the Company shall give Executive notice of a claim that the Executive has materially breached this Agreement, and Executive shall have a period of ten (10) calendar days to cure such breach if it is capable of cure (provided that the Company may seek immediate injunctive relief for a breach or threatened breach of this Agreement).

12.	Enforcement and Damages:

A.	In the event of any material breach of this Agreement, Executive agrees that damages may be inadequate and difficult, if not impossible, to ascertain and that the Company may enforce this Agreement by specific performance or injunction, as may be issued by a court of competent jurisdiction as defined in Paragraph 17 (E) herein, without the necessity of posting bond or other security, which requirement Executive hereby expressly waives. Furthermore, without waiving any rights and notwithstanding Section 11 above, the Company may additionally or alternatively seek monetary damages or any other legal or equitable relief or remedy to which the Company may be legally entitled to receive.

B.	In the event that the Executive breaches Section 4 above, with respect to any Confidential and Proprietary Information for which the prohibited use, misappropriation, or disclosure of such Information could reasonably be expected to have a material adverse effect on the business or prospects of the Company or any of its affiliates, then in addition to any injunctive relief to which the Company may be entitled, the Company may seek monetary or other damages in a Court of Law.

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13.	Exception for Challenge Under the Older Workers’ Benefits Protection Act: The provisions of Sections 11, 12 and 17G are not intended to and shall not affect the right of Executive to file a lawsuit, complaint or charge that challenges the validity of this Agreement under the Older Workers Benefit Protection Act, 29 U.S.C. § 626(f), with respect to claims under the ADEA. Furthermore, in the event of such a proceeding, the provisions in Sections 11 and 12 of this Agreement. This Section is not intended to and shall not limit the right of a court to determine, in its discretion, that the Company is entitled to restitution, recoupment or setoff of any monies paid should the release of ADEA claims in this Agreement be found to be invalid. Neither does this Section affect the Company’s right to recover attorneys’ fees or costs to the extent authorized under federal law. The provisions of Sections 7, 11, 12, 13 and 17G shall apply with full force and effect with respect to any other legal proceeding.

14.	Press Release: The parties have agreed to a form of press release, a copy of which is attached hereto as Exhibit B.

15.	No Raid: Executive agrees that he will not, for a period of twelve (12) months following his termination of employment, for any reason whatsoever, do any of the following:

A.	hire or otherwise engage the services of any officer or employee of the Company or any of its subsidiaries or affiliates; or

B.	solicit, entice, persuade, encourage or otherwise induce any employee of the Company (including any of its subsidiaries or affiliates) to terminate such employment or to become employed by any person or entity other than the Company.

16.	Agreement Not to Compete:

A.	The Executive agrees that he will not, for a period of twelve (12) months following the Effective Date, for any reason whatsoever, do any of the following:

1.	solicit, entice, persuade, encourage or otherwise induce any individual or entity (including any subsidiary or affiliate of such individual or entity and any officer, stockholder, partner, employee or other representative of such individual or entity) that was a customer of the Company or any of its Affiliates (whether or not the Executive provided services for such customer) at any time Executive was an employee of the Company (i) to refrain from purchasing products manufactured by the Company or any of its Affiliates or using the services of the Company or any of its Affiliates, or (ii) to purchase products and services available from the Company or any of its Affiliates from any person or entity other than the Company or any of its Affiliates;

2.	own, manage, control or participate in the ownership, management or control, or be employed or engaged by or otherwise affiliated or associated as an employee, consultant, independent contractor, director, agent, or

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otherwise with any other corporation, partnership, proprietorship, firm, association or other business entity in the world (“Competitive Companies”) that manufactures or sells any product that competes with or is a substitute for the products listed on Exhibit C hereto (“Battery Products”); provided, however, that the Executive may own up to one percent (1%) of any class of publicly-traded securities of any such entity;

3.	This Section 16A shall be of no further force and effect in the event that Granaria Holdings no longer controls, directly or indirectly, at least a majority of the voting power of the Company in the election of directors.

B.	Section 16A(2) shall not restrict Executive from being employed in a division, subsidiary or affiliate of any Competitive Company, where (1) said division, subsidiary or affiliate does not manufacture, purchase or sell Battery Products, and (2) Executive has no direct or indirect responsibility for the management or direction of any division, subsidiary or affiliate that manufactures, purchases or sells Battery Products. In the event Executive is to be employed in a division, subsidiary or affiliate of such a Competitive Company, he will immediately notify the General Counsel of the Company, in writing, of the name and address of his prospective employer, his position, the nature of his responsibilities, and shall certify that he has advised his prospective employer of the restrictions and obligations set forth in Sections 4, 15, and 16 of this Agreement. The Company may require that the Competitive Company acknowledge the restrictions and obligations in Sections 4, 15 and 16 of this Agreement in writing and further acknowledge that it has implemented commercially reasonable policies and procedures designed to prevent any violation of Sections 4, 15 or 16.

C.	Executive has carefully considered the nature and extent of the restrictions upon him under this Section 16 and hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to the Company and/or the Company’s parents, affiliates, subsidiaries, successors and assigns, do not stifle the inherent skill and experience of Executive, would not operate as a bar to Executive’s means of support, are fully required to protect the legitimate interests of the Company, and do not confer a benefit upon the Company disproportionate to the detriment of the Executive. Executive further acknowledges that this Section 16 was negotiated between the Parties and is a material provision of this Agreement.

17.	Miscellaneous:

A.	Entire Agreement: This Agreement contains the entire and exclusive understanding and agreement of the terms and conditions between the parties with respect to its subject matter, and supersedes any and all prior agreements or understandings, written or oral, between the parties with respect to its subject matter. This Agreement may only be modified, amended or terminated by a document signed and delivered by the party to be bound by all parties to this Agreement.

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B.	Counterparts: This Agreement may be executed in two counterparts, which together shall be considered an original. A signature provided by facsimile shall be deemed to be a valid execution of this Agreement.

C.	Non Waiver: The failure of a party to insist upon strict adherence to any obligation of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver of any provision of this Agreement must be in a written instrument signed and delivered by the party waiving the provision.

D.	Further Action: The parties shall execute and deliver all documents, provide all information, and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of this Agreement.

E.	Governing Law, Jurisdiction, and Venue: This Agreement, and any and all actions arising out of or in any way related to this Agreement, shall be governed, construed, and enforced in accordance with the laws of the State of Arizona, without regard to the conflicts of law principles. The Executive and the Company hereby submit to the exclusive jurisdiction of federal or state trial courts in Maricopa County, Arizona (and any appellate courts with jurisdiction over such trial courts) for any claim by either party arising out of or related to this Agreement, and agree that any such claim shall be heard and determined by a federal or state court located in Maricopa County, Arizona. The Executive and the Company waive any and all rights to raise a defense of forum non conveniens in any such action.

F.	Interpretation: Neither Party shall be deemed the drafter of this Agreement, and it shall not be construed or interpreted in favor of or against either party. Prior drafts of this Agreement shall not be used to interpret any language herein or the intent of the parties.

G.	Savings Clause: If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, void or unenforceable, such provision shall have no effect; however, the remaining provisions shall be enforced to the maximum extent possible. Further, if a court should determine that any portion of this Agreement is overbroad or unreasonable, such provision shall be given effect to the maximum extent possible by narrowing or enforcing in part that aspect of the provision found overbroad or unreasonable.

H.	Titles and Captions: All section headings or captions contained in this Agreement are for convenience only and shall neither be deemed a part of the context, nor effect the interpretation of this Agreement.

I.	Binding Effect: This Agreement shall be binding upon and inure to the benefit of the successors and assigns of each party.

     IN WITNESS WHEREOF, the parties hereto have duly and voluntarily executed this Agreement as of the date set forth below.

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EAGLEPICHER INCORPORATED	JOHN H. WEBER
By:	By:

Date:	Date:

Sworn and subscribed to before me this day of , 2005.

Notary Public

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EXHIBIT A

LETTER OF REFERENCE

     It is the strict policy of the Company to refrain from providing oral or written references.

     I can verify, however, that John served as Chief Executive Officer from October 1, 2001 until January 26, 2005.

     In each year in which John served as CEO, he was commended by the Board of Directors for his accomplishments and contributions to the Company.

     John resigned voluntarily to pursue other opportunities. He did, however, agree to work with us to provide a smooth and amicable transition to new leadership.

/s/ Joel P. Wyler

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EXHIBIT B

PRESS RELEASE

EaglePicher Holdings, Inc. and EaglePicher Incorporated

Contact: Tom Pilholski, (602) 794-9600

PHOENIX, Arizona — EaglePicher Holdings, Inc. and EaglePicher Incorporated (collectively “EaglePicher”) announce that John Weber tendered his resignation effective January 26, 2005. Mr. Weber has decided to pursue other business interests, but he has agreed to assist EaglePicher in the smooth transition to its new leadership.

# # #

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EXHIBIT C

BATTERY PRODUCTS

1.	Electrochemical cells and batteries of electrochemical cells using one or more of the following chemistries:

a.	Lead-acid.

b.	Lithium-ion, lithium polymer, lithium-sulfur or lithium and any other reactive metal, lithium manganese dioxide, lithium sulfur dioxide and lithium thionyl chloride.

c.	Nickel-hydrogen.

d.	Silver-zinc.

e.	Nickel-zinc.

f.	Zinc-air.

g.	Aluminum-air.

h.	Carbon-fluoride.

i.	Sodium-sulfur.

2.	Thermal batteries of any type which include electrochemical cells and a thermal source intended to liquefy an electrolyte.

3.	Supercapacitors, ultracapacitors or pseudocapacitors.

4.	Charging devices for electrochemical cells or batteries of electrochemical cells.

5.	Fuel cells and systems incorporating fuel cells.

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